EXHIBIT 99.21
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2021 (the “Form 40-F”), I, François Bouchard, P.Geo., hereby consent to the use of my name in connection with the references to the report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada” dated March 25, 2021 (the “Report”) and to the inclusion of the written disclosure of the Report and of extracts from or a summary thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-237728).

By: /s/ "François Bouchard"
Name: François Bouchard, P.Geo.

March 28, 2022